UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

INFOBLOX INC.

(Name of Subject Company (Issuer))

DELTA HOLDCO, LLC

INDIA MERGER SUB, INC.

(Name of Filing Persons (Offerors))

DELTA TOPCO, LLC

VISTA EQUITY PARTNERS FUND VI, L.P.

(Name of Filing Persons (Others))

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

45672H104

(CUSIP Number of Class of Securities)

David Breach

Delta Holdco, LLC

c/o Vista Equity Partners Management, LLC

Four Embarcadero Center, 20th Floor

San Francisco, CA 94111

(415) 655-6666

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Sarkis Jebejian

Joshua M. Zachariah

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

(212) 446-4800

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$1,609,935,053	$186,592

(1)	Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of 56,186,235 shares of voting common stock, par value $0.0001 per share, at an offer price of $26.50 per share. The transaction value also includes (i) 774,000 shares issuable pursuant to outstanding stock option grants with an exercise price of less than $26.50 per share, which is calculated by (x) multiplying the number of shares underlying such options at each exercise price therefor by an amount equal to $26.50 minus such exercise price and (y) dividing such product by the offer price of $26.50 per share, (ii) 3,630,462 shares issuable upon settlement of restricted stock units multiplied by the offer price of $26.50 per share and (iii) 161,569 market stock units at target levels multiplied by the offer price of $26.50 per share. The calculation of the filing fee is based on information provided by Infoblox Inc. as of the close of business on September 15, 2016.
(2)	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2017, issued August 31, 2016, by multiplying the transaction value by 0.00011590.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) is being filed by (i) Delta Holdco, LLC, a Delaware limited liability company (“Parent”), (ii) India Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Purchaser”), (iii) Delta Topco, LLC, a Delaware limited liability company and the sole member of Parent (“Topco”), and (iv) Vista Equity Partners Fund VI, L.P., a Cayman Islands exempted limited partnership and the sole member of Topco (“VEPF VI”). This Schedule TO relates to the tender offer for all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Infoblox Inc., a Delaware corporation (the “Company”), at a price of $26.50 per Share, net to the seller in cash without interest and less any applicable withholding taxes or deductions required by applicable law, if any, upon the terms and conditions set forth in the offer to purchase, dated October 7, 2016 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, together with any amendments or supplements, collectively constitute the “Offer.”

All the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 in this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

Item 1. Summary Term Sheet.

The information set forth in the Offer to Purchase under the caption SUMMARY TERM SHEET is incorporated herein by reference.

Item 2. Subject Company Information.

(a) Name and Address. The name, address, and telephone number of the subject company’s principal executive offices are as follows:

Infoblox Inc.

3111 Coronado Drive

Santa Clara, CA 95054

(408) 986-4000

(b) Securities. This Schedule TO relates to the Offer by Purchaser to purchase all issued and outstanding Shares. As of the close of business on September 15, 2016, there were 56,186,235 Shares issued and outstanding, 1,979,640 Shares issuable upon exercise of outstanding stock option grants, 3,630,462 Shares issuable upon settlement of restricted stock units and 161,569 Shares issuable upon settlement of market stock units at target level.

(c) Trading Market and Price. The information set forth under the caption THE TENDER OFFER—Section 6 (“Price Range of Shares; Dividends”) of the Offer to Purchase is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a)-(c) Name and Address; Business and Background of Entities; and Business and Background of Natural Persons. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 8 (“Certain Information Concerning Parent and Purchaser”) and Schedule I attached thereto

Item 4. Terms of the Transaction.

(a) Material Terms. The information set forth in the Offer to Purchase is incorporated herein by reference, including the following sections incorporated herein by reference:

THE TENDER OFFER—Section 1 (“Terms of the Offer”)

THE TENDER OFFER—Section 2 (“Acceptance for Payment and Payment for Shares”)

THE TENDER OFFER—Section 3 (“Procedures for Accepting the Offer and Tendering Shares”)

THE TENDER OFFER—Section 4 (“Withdrawal Rights”)

THE TENDER OFFER—Section 5 (“Material United States Federal Income Tax Consequences”)

THE TENDER OFFER—Section 11 (“The Merger Agreement”)

THE TENDER OFFER—Section 15 (“Certain Conditions of the Offer”)

THE TENDER OFFER—Section 18 (“Miscellaneous”)

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a) Transactions and (b) Significant Corporate Events. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 8 (“Certain Information Concerning Parent and Purchaser”)

THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with the Company”)

THE TENDER OFFER—Section 11 (“The Merger Agreement”)

THE TENDER OFFER—Section 12 (“Purpose of the Offer; Plans for the Company”)

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 12 (“Purpose of the Offer; Plans for the Company”)

(c) (1)-(7) Plans. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with the Company”)

THE TENDER OFFER—Section 11 (“The Merger Agreement”)

THE TENDER OFFER—Section 12 (“Purpose of the Offer; Plans for the Company”)

THE TENDER OFFER—Section 13 (“Certain Effects of the Offer”)

THE TENDER OFFER—Section 14 (“Dividends and Distributions”)

Item 7. Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with the Company”)

THE TENDER OFFER—Section 11 (“The Merger Agreement”)

(b) Conditions. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with the Company”)

THE TENDER OFFER—Section 11 (“The Merger Agreement”)

THE TENDER OFFER—Section 15 (“Certain Conditions of the Offer”)

(d) Borrowed Funds. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with the Company”)

THE TENDER OFFER—Section 11 (“The Merger Agreement”)

THE TENDER OFFER—Section 15 (“Certain Conditions of the Offer”)

Item 8. Interest in Securities of the Subject Company.

(a) Securities Ownership. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

THE TENDER OFFER—Section 8 (“Certain Information Concerning Parent and the Purchaser”) and Schedule I attached thereto

THE TENDER OFFER—Section 12 (“Purpose of the Offer; Plans for the Company”)

(b) Securities Transactions. Not applicable.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 3 (“Procedures for Accepting the Offer and Tendering Shares”)

THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with the Company”)

THE TENDER OFFER—Section 17 (“Fees and Expenses”)

Item 10. Financial Statements.

(a) Financial Information. Not applicable.

(b) Pro Forma Information. Not applicable.

Item 11. Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with the Company”)

THE TENDER OFFER—Section 11 (“The Merger Agreement”)

THE TENDER OFFER—Section 12 (“Purpose of the Offer; Plans for the Company”)

THE TENDER OFFER—Section 13 (“Certain Effects of the Offer”)

THE TENDER OFFER—Section 16 (“Certain Legal Matters; Regulatory Approvals”)

(c) Other Material Information. The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12.Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated October 7, 2016.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Press Release issued by the Company on September 19, 2016 (incorporated by reference to Exhibit 99.1 to Current Report on Form 8-K of the Company filed with the Securities and Exchange Commission on September 19, 2016).

(a)(1)(G)	Summary Advertisement as published in the Wall Street Journal on October 7, 2016.

(a)(1)(H)	Joint Press Release issued by the Company and VEPF VI on October 7, 2016.

(b)(1)	Amended and Restated Debt Commitment Letter, dated September 18, 2016, from Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Royal Bank of Canada, RBC Capital Markets, Barclays, Deutsche Bank Securities Inc., Deutsche Bank AG New York Branch, Macquarie Capital (USA) Inc. and Macquarie Capital Funding LLC to Parent.

(d)(1)	Agreement and Plan of Merger, dated as of September 16, 2016, by and among the Company, Purchaser and Parent (incorporated by reference to Exhibit 2.1 to Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on September 19, 2016).

(d)(2)	Confidentiality Agreement, dated August 15, 2016, between the Company and Vista Equity Partners Management, LLC.

(d)(3)	Limited Guarantee, dated as of September 16, 2016, by VEPF VI in favor of the Company.

(d)(4)	Equity Commitment Letter, dated as of September 16, 2016, from VEPF VI to Parent.

(g)	None.

(h)	None.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INDIA MERGER SUB, INC.

By	/s/ Maneet S. Saroya
Name:	Maneet S. Saroya
Title:	President
Date:	October 7, 2016
DELTA HOLDCO, LLC
By	/s/ Maneet S. Saroya
Name:	Maneet S. Saroya
Title:	President
Date:	October 7, 2016
DELTA TOPCO, LLC
By	/s/ Maneet S. Saroya
Name:	Maneet S. Saroya
Title:	President
Date:	October 7, 2016
VISTA EQUITY PARTNERS FUND VI, L.P.
By	Vista Equity Partners Fund VI GP, L.P.
Its:	General Partner

By	VEPF VI GP, Ltd.
Its:	General Partner

By	/s/ Robert F. Smith
Name:	Robert F. Smith
Title:	Director
Date:	October 7, 2016

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated October 7, 2016.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Press Release issued by the Company on September 19, 2016 (incorporated by reference to Exhibit 99.1 to Current Report on Form 8-K of the Company filed with the Securities and Exchange Commission on September 19, 2016).

(a)(1)(G)	Summary Advertisement as published in the New York Times on October 7, 2016.

(a)(1)(H)	Joint Press Release issued by the Company and Vista Equity Partners Fund VI, L.P. on October 7, 2016.

(b)(1)	Amended and Restated Debt Commitment Letter, dated September 18, 2016, from Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Royal Bank of Canada, RBC Capital Markets, Barclays, Deutsche Bank Securities Inc., Deutsche Bank AG New York Branch, Macquarie Capital (USA) Inc. and Macquarie Capital Funding LLC to Parent.

(d)(1)	Agreement and Plan of Merger, dated as of September 16, 2016, by and among the Company, Purchaser and Parent (incorporated by reference to Exhibit 2.1 to Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on September 19, 2016).

(d)(2)	Confidentiality Agreement, dated August 15, 2016, between the Company and Vista Equity Partners Management, LLC.

(d)(3)	Limited Guarantee, dated as of September 16, 2016, by VEPF VI in favor of the Company.

(d)(4)	Equity Commitment Letter, dated as of September 16, 2016, from VEPF VI to Parent.

(g)	None.

(h)	None.